
January 25, 2013

<u>Via E-mail</u>
Daniel P. Connealy
Senior Vice President and Chief Financial Officer
Waddell & Reed Financial, Inc.
6300 Lamar Avenue
Overland Park, KS 66202

    Re: **Waddell & Reed Financial, Inc.**
                Form 10-K for Fiscal Year Ended December 31, 2011
                Filed February 29, 2012
                Form 10-Q for Fiscal Quarter Ended September 30, 2012
                Filed November 2, 2012
                Supplemental Response dated December 31, 2012
                File No. 001-13913

Dear Mr. Connealy:

    We have reviewed your supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

    After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2011</u>

<u>Consolidated Financial Statements</u>

<u>Note 4 – Investment Securities, page 60</u>

1.   We note your response to prior comment one of our letter dated November 28, 2012. Please provide us with a draft of your proposed disclosure to identify the specific pricing approaches used for the respective investment categories pursuant to ASC 820-10-50-2e.

Form 10-Q for the period Ended September 30, 2012

Notes to the Consolidated Financial Statements

Note 6 – Goodwill and Identifiable Intangible Assets, page 13

2.   Please refer to prior comment two of our letter dated November 28, 2012. We note that you engaged an investment bank in January 2012 to gauge the interest of prospective buyers, which ultimately led to the sale of Legend at a substantial discount to the carrying amount. Please address the following items:

   a.   Please tell us the proposed prices of all six non-binding indications of interest you received on March 29, 2012 and the additional non-binding indication of interest that you received shortly after.
   b.   We note that in mid-May interested firms were asked to submit a second round of non-binding indications of interest. Please tell us the proposed prices of indications of interest you received from all firms. If you did not receive any indications of interest from firms other than First Allied, please tell us the reason why these firms did not bid after the meeting with management in mid-May.
   c.   Your response states that the non-binding indications of interest received did not consider excess capital in Legend entities, which was approximately $14 million. Please explain to us how you considered this excess capital in evaluating these indications of interest. Further, tell us and clearly disclose in future filings the extent to which the excess capital was ultimately reflected in the sale price of $27 million of Legend. Clearly identify how such excess capital was reflected and considered in the results of your market and income approaches as part of the impairment analysis.

3.   Your response to prior comment two of our letter dated November 28, 2012 indicates that on July 23, 2012, your management traveled to Legend's headquarters with the team members from First Allied and the investment banking firm for discussions with Legend's management team. On page 4 of your response dated December 31, 2012 you cited certain topics that were part of the due diligence process. Your Form 10-Q for the period ended June 30, 2012 was filed on August 2, 2012. Please tell us specifically the extent to which you became aware of the factors you cited on page 4 of your response before August 2, 2012.

4.   We note your response to prior comment three of our letter dated November 28, 2012. Please address the following items:

   a.   Please tell us how you selected comparable companies to perform your valuation of Legend under the market approach. Tell us which companies you identified as comparable to Legend. Please provide the range of EBITDA multiples used, and tell us how you adjusted the multiples as part of the valuation.

    b. Tell us in detail how your use of the market approach considered the bids received to date through your marketing of Legend for sale. Further, tell us how you considered that the focus of interest by the seven firms appears to have dwindled to only First Allied by the end of the second quarter of 2012.

    c. Tell us how you considered ASC 820-10-35-36 which directs preparers to maximize observable inputs, and how you considered the use of these bids in weighting with or in lieu of market comparables. If you did not incorporate these bids, tell us why not.

5. Please address the following regarding your use of the income approach in terms of your responses to prior comments two and three of our letter dated November 28, 2012:

    a. Your response indicates that even though you were marketing Legend for divestiture, you had not definitely concluded to sell Legend by the time you conducted your annual goodwill impairment analysis. The last sentence of your response to prior comment three states that you followed your normal process to evaluate goodwill values, which included averaging the results of the market and income approaches. Tell us why you believed it was appropriate to continue to evenly weight the market approach results with the income approach results as is your historical policy given that at that time you were actively in the process of marketing Legend for sale. Refer to ASC 820-10-35-25, and tell us how you considered this guidance as it applies to your valuation of Legend.

    b. You indicate that in the second quarter 2012 the fair value of Legend under the market approach was $82.6 million and the fair value under the income approach was $124.3 million, which is approximately 50% more than the market approach. Please tell us how you reconciled this significant difference between the market approach and the income approach. Refer to ASC 820-10-35-24B, and tell us how you considered that guidance given the disparity of the results from the two approaches combined with the objective evidence of the bids received. If you did not reconcile the difference, explain to us your reasons for not reconciling the two approaches, considering the significant difference in valuation results as well as the substantial difference between the results from the income approach and the bids received to date, particularly given the status of lowered bids from First Allied by that point.

    c. ASC 820 defines fair value as the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. ASC 820-10-35-11 states that because the highest and best use of the asset is determined based on its use by market participants, the fair value measurement considers the assumptions that market participants would use in pricing the asset. Therefore, the fact that you had not definitively concluded that you would sell Legend should not have resulted in a higher or lower valuation estimate.

    d. You indicate that your annual goodwill impairment analysis performed in the second quarter 2012 incorporated assumptions related to revenue growth, growth in the number of advisors, and headcount reductions. Please tell us how you determined that these assumptions are consistent with those used by market participants in the valuation of Legend.

6.   Your response indicates that First Allied offered to purchase Legend for $27 million on August 29, 2012. You also indicate that you signed the Letter of Intent on August 29, 2012. It appears that the purchase price of $27 million specified in the letter is objective evidence of the impairment of Legend's goodwill. Please address the following:

   a.   Tell us how you considered the need to file an Item 2.06 Form 8-K within four business days after signing this Letter of Intent.
   b.   Please file the Item 2.06 Form 8-K.
   c.   The disclosure in the Form 8-K should clearly identify the factors triggering the impairment and provide a timeline of your efforts in the divestiture of Legend. In light of the assertions in your disclosures filed on August 2, 2012 that the fair value of Legend exceeded its carrying value by 40%, the Form 8-K should identify the intervening events that led to this substantial change in valuation, including at least broadly, the factors that led to your conclusion that Legend was no longer a core asset and should be divested.

7.   Page 6 of your response letter dated December 31, 2012 indicates that you have not made any changes to your impairment methodologies for other intangibles after the impairment of Legend's goodwill. When you conduct intangible impairment analysis in the future, confirm that you will incorporate the guidance from ASC 820 cited above in consideration of a reevaluation of your methodologies used, including the weighting between methodologies used and ensuring that assumptions used are those consistent with how market participants would value the asset or reporting unit.

   You may contact Hana Hoffmann at (202) 551-3799 or me at (202) 551-3494 if you have questions.

Sincerely,

/s/ Kevin W. Vaughn

Kevin W. Vaughn
Branch Chief